ANTHONY L.G., PLLC

laura aNTHONy, esq.

GEOFFREY ASHBURNE, ESQ.*

JOHN CACOMANOLIS, ESQ.**

CHAD FRIEND, ESQ., LLM

SVETLANA ROVENSKAYA, ESQ.***

OF COUNSEL:

MICHAEL R. GEROE, ESQ., CIPP/US ****

CRAIG D. LINDER, ESQ.*****

PETER P. LINDLEY, ESQ., CPA, MBA

PHILIP MAGRI, ESQ.******

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in D.C., CA, NY and MO

*****licensed in FL, CA and NY

******licensed in FL and NY

May 22, 2020

VIA ELECTRONIC EDGAR FILING

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Novo Integrated Sciences, Inc. Offering Statement on Form 1-A Filed April 2, 2020 File No. 024-11186

Dear Sir or Madam:

We have electronically filed herewith on behalf of Novo Integrated Sciences, Inc. (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on April 2, 2020 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the original Form 1-A filed on April 2, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Robert Mattacchione dated April 29, 2020. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Form 1-A filed April 2, 2020

Summary, page 3

Comment:

1. Disclosure indicates that Robert Mattacchione will continue to beneficially own over 50% of your common stock after this offering. Please add disclosure here highlighting that Mr. Mattacchione will continue to control corporate matters after this offering and add a risk factor discussing any resulting risks to the company and its stockholders.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 • PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

May 22, 2020

Response:

In response to the Staff’s comment, the Company has revised pages 4 and 81 of Amendment No. 1 to highlight in the Summary section and Description of Business section that Mr. Mattacchione will continue to control corporate matters after the offering. The Company has also added a risk factor on page 34 of Amendment No. 1 discussing the risks to the Company and its shareholders as a result of Mr. Mattacchione continuing to control corporate matters after this offering.

Item 6: Use of Proceeds to the Issuer, page 80

Comment:

2. Clarify your disclosure to indicate whether your intended use of proceeds takes into account the potential impacts of COVID-19 that you describe on page 36.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Use of Proceeds to the Issuer section on page 80 of Amendment No. 1 to indicate that the intended use of proceeds takes into account the potential impacts of COVID-19.

Business Growth Strategy, page 81

Comment:

3. You disclose a number of planned business initiatives and opportunities in your business growth strategy section. Please revise to disclose the current developmental status of these initiatives and opportunities, such as the concrete steps you have taken to date, anticipated costs to complete their development, the sources of funding for these anticipated costs and other remaining actions you have to take before launch. For example, you include a significant amount of disclosure about your planned CBD platform and your telemedicine platform, but it is unclear what stage of development these platforms are in and when the platforms are expected to launch.

Response:

In response to the Staff’s comment, the Company has revised the Business Growth Strategy sections (now entitled “Business Growth Initiatives”) starting on pages 4, 81 and 106 of Amendment No. 1 to disclose the current developmental status of the planned business initiatives and opportunities, including, but not limited to the CBD platform and telemedicine platform, addressing the concrete steps the Company has taken to date, anticipated costs to complete the development of the business initiatives and opportunities, the sources of funding for these anticipated costs and other remaining actions the Company has to take before launch.

Item 9: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 105

Comment:

4. You disclose on page 36 that as a result of COVID-19 you have closed all corporate clinics effective March 17, 2020. In addition, you are significantly reducing the engagement of your multi-disciplinary primary healthcare services and products with your client patients as provided through contracted services with eldercare facilities and your affiliate clinics. Please disclose more specifically how this has impacted your operating results as compared to the historical periods that you present. That is, clarify the extent to which your revenue has been reduced as a result of the closures and reductions in service. Further, clarify how this has impacted your overall liquidity position and outlook, and the course of action you are taking to remedy any liquidity deficiency. Disclose your current working capital position and clarify whether you expect collectability issues with your accounts receivable. Lastly, clarify any potential impacts on impairment of long lived assets, intangible assets and goodwill. For additional guidance, refer to the Division of Corporation Finance Disclosure Guidance Topic No. 9 issued March 25, 2020 and Item 9(b) of Form 1-A.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 • PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

May 22, 2020

Response:

In response to the Staff’s comment, the Company has revised page 111 of Amendment No. 1 to disclose more specifically in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Financial Impact of COVID-19” how COVID-19 has impacted its operating results as compared to the historical periods that the Company presents by (i) clarifying the extent to which the Company’s revenue has been reduced as a result of the closures and reductions in service due to COVID-19, (ii) clarifying the impact of the reduction in the Company’s revenue on the Company’s overall liquidity position and outlook, and the course of action the Company is taking to remedy any liquidity deficiency, (iii) disclosing the Company’s current working capital position and clarifying whether it expects collectability issues with its accounts receivable, and (iv) clarifying any potential impacts on impairment of long lived assets, intangible assets and goodwill.

Comment:

5. Clarify your disclosure to describe the potential impact that COVID-19 has on your ability to execute your license and joint venture agreements as planned, as well as the other business growth initiatives that you disclose.

Response:

In response to the Staff’s comment, see the Company’s response to the Staff’s Comment 3 above.

Where You Can Find More Information, page 133

Comment:

6. You disclose here certain reporting requirements for issuers of Tier II offerings. We also note that you appear to have an active reporting obligation pursuant to Section 15(d) of the Exchange Act. Please revise this section to clarify whether you intend to continue to provide reports pursuant to Section 15(d) and whether you will satisfy your Regulation A reporting requirements with the filing of these reports. Consider Rule 257(b)(6) of Regulation A.

Response:

In response to the Staff’s comment, the Company has revised page 133 of Amendment No. 1 to clarify that the Company plans to continue to file reports with the SEC pursuant to Section 15(d) of the Exchange Act, which, in accordance with Rule 257(b)(6) of Regulation A, will satisfy our reporting obligations under Regulation A.

General

Comment:

7. Section 22(a) of your amended and restated articles of incorporation contains a forum selection provision that designates a state or federal court located within the state of Nevada as the exclusive forum for certain types of actions, including any “derivative” action. Please revise to clearly and prominently describe the provision, including whether it applies to claims arising under the U.S. federal securities laws. To the extent this provision applies to claims arising under the Exchange Act, please be advised that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Additionally, please revise to describe any risks or impacts on investors and any uncertainty about the enforceability of this provision.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 • PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

May 22, 2020

Response:

In response to the Staff’s comment, the Company has revised the Form 1-A to include the following disclosure in a newly created subsection “Exclusive Forum Provision” on page 124 to the section “Securities Being Offered” of Amendment No. 1:

““Exclusive Forum Provision. Section 22(a) of our amended and restated articles of incorporation provide that “[u]nless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) an action asserting a claim arising pursuant to any provision of the NRS, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the state of Nevada, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.”

This provision would not apply to suits brought to enforce a duty or liability created by the Securities Act, Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find these provisions of our amended and restated articles of incorporation to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.”

The Company advises the Staff that it will make the above disclosure in all future filings it makes with the SEC.

In addition, in response to the Staff´s comment, the Company has added a new risk factor under “Risk Factors —Risks Related to Our Business” on page 36 of Amendment No. 1 to clarify that the exclusive forum provision in the amended and restated articles of incorporation as disclosed in the Form 1-A, does not apply to claims brought pursuant to the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, and to identify the related risks of the exclusive forum provision to, and other potential impacts on, investors.

If the Staff has any further comments regarding the Form 1-A, Amendment No.1 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Mitchell Austin/U.S. Securities and Exchange Commission
Kathleen Krebs/U.S. Securities and Exchange Commission
Laura Veator/U.S. Securities and Exchange Commission
Stephen Krikorian/U.S. Securities and Exchange Commission
Robert Mattacchione/Novo Integrated Sciences, Inc.
Craig D. Linder, Esq. /Anthony L.G., PLLC

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 • PHONE: 561-514-0936 ● FAX 561-514-0832